November 3, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Esq.

Re:	AFS SenSub Corp.

Registration Statement on Form SF-3

Filed September 14, 2015

File No. 333-206924 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and in response to the letter (the “Comment Letter”), dated October 7, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel E. Berce, we submit Amendment No. 1 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 1”). This submission is marked to show changes from the Registration Statement on Form SF-3 that was filed on September 14, 2015.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier.

General

1. Please confirm that that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that both it has been, in its capacity as depositor, and each issuing entity previously established by it or any affiliate of it (in each case, either directly or indirectly) has been, current and timely with all Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the asset class that is the subject of the Registration Statement; provided, that, as previously discussed with the Staff, during the last twelve months the issuing entities identified on Annex 1 attached to this letter as AmeriCredit Automobile Receivables Trust 2010-1, AmeriCredit Automobile Receivables Trust 2010-2 and AmeriCredit Automobile Receivables Trust 2010-A and the Registrant each suspended all reporting relating to each such issuing entity pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including filings on Form 10-D, immediately upon filing the Form 10-D

Folake Ayoola, Esq.

November 3, 2015

in which the related issuing entity reported that the “clean-up call” under the related transaction documents had been exercised and that all of the related notes had been repaid in full, notwithstanding the fact that in each case the Form 15 filing that was required to be made to terminate each such issuing entity’s filing obligations under the ‘34 Act was not filed until a number of months after the related final Form 10-D was filed. Annex 1 attached to this letter updates Annex 1 to the letter that was submitted as correspondence on September 14, 2015 (accompanying the initial filing of the Registration Statement) and provides detailed information regarding all related filings (including the CIK numbers for all related filers).

The Asset Representations Reviewer, page 44

2. Please revise to indicate that, if during the distribution period the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed, you will specify on the applicable Form 10-D the date the event occurred and the circumstances surrounding the change. Refer to Item 1121(d)(2) of Regulation AB.

Additional disclosure has been added on page 45 to address this comment.

Depositor Review of Automobile Loan Contracts, page 54

3. Please revise to include a description of the Rule 193 review for assets that may be added to the pool during the revolving and pre-funding periods and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

Additional disclosure has been added on page 56 to address this comment.

Asset Representations Review Triggers and Procedures, page 106

4. Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Additional disclosure has been added on page 107 to address this comment.

Delinquency Trigger, page 106

5. We note that the delinquency rate is calculated excluding Liquidated Receivables, but it is not clear that the definition of Liquidated Receivables includes all defaulted and/or charged-off receivables. Please tell us whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

The defined term “Liquidated Receivables” is the term that has been consistently used in GM Financial’s securitization transactions and includes what are considered

Folake Ayoola, Esq.

November 3, 2015

defaulted receivables and/or charged-off receivables, as commonly defined in automobile loan receivables asset-backed securitizations. The Liquidated Receivable definition is broader than just defaulted and/or charged-off receivables, however, and therefore a receivable may be designated a “Liquidated Receivable” prior to being charged-off by the servicer. As defined in the Glossary (page 137), “Liquidated Receivables” are those automobile loan contracts with respect to which, as of the last day of a calendar month, (i) the servicer has repossessed the financed vehicle and either 90 days have elapsed since the repossession or 10% or more of a scheduled payment has become 210 or more days delinquent for the account in repossession, (ii) the servicer has not repossessed the financed vehicle and 10% or more of a scheduled payment has become 120 or more days delinquent, (iii) the servicer has made a good faith determination that it will not receive further amounts on the related automobile loan contract and (iv) automobile loan contracts that are 60 or more days delinquent and, without duplication, that are sold to an unaffiliated third party. Together, these four items cover all automobile loan contracts that the servicer considers either “defaulted” or “charged-off” in accordance with its normal servicing policies for automobile loan contracts.

This method of categorizing delinquent receivables and Liquidated Receivables is consistent with our long-standing reporting practices in our securitizations. As you note, Liquidated Receivables are excluded from the set of automobile loan contracts that are included in the calculation of the delinquency rate each month. This exclusion of “Liquidated Receivables” from the delinquency calculation is to ensure that no automobile loan contract is reported as being allocated to more than one category for any single period.

Voting Trigger, page 107

6. Please revise your disclosure to state that, when a vote has been initiated and when the requisite percentage of investors has voted to direct a review, investors will be notified via a timely Form 10-D filing.

Additional disclosure has been added on page 107 to address this comment.

Asset Representations Review Procedures, page 107

7. We note your statement that “[t]he tests that are conducted as part of an asset representations review may not be sufficient to determine every instance of noncompliance with the representations and warranties relating to the delinquency trigger…”. The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm supplementally that the review procedures will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

We have removed the statement that you indicated above and supplementally confirm that the review procedures that are established for each transaction will be sufficient for the related asset representations reviewer to determine if any automobile loan contract has failed to comply with a representation or warranty made about that automobile loan contract in the related transaction documents.

Folake Ayoola, Esq.

November 3, 2015

8. We note your disclosure that the trustee may, and will at the direction of the “holders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding, following the trustee’s receipt of the asset representations reviewer report, demand a repurchase of the affected automobile loan contracts from the issuing entity if the interests of the noteholders are materially and adversely affected by the related breach.” Please revise the disclosure to clarify the mechanics of the determination of breach and the initial repurchase demand, including the determination of whether the interests of the noteholders are materially and adversely affected. Please also include disclosure that any party making such determination will have access to the full report prepared by the asset representations reviewer. Please see Section V.B.3(a)(2)(c)(iii) of the 2014 Regulation AB II Adopting Release. If the trustee can make the repurchase demand without direction and/or indemnification from the noteholders or another party, please also tell us under what circumstances a trustee would do this.

Additional disclosure has been added on pages 108-109 indicating how a noteholder may obtain a full copy of a report delivered by the asset representations reviewer. Furthermore, additional disclosure has been added on page 109 specifying (i) that it is the party requesting a repurchase due to a purported breach of a representation or warranty who must ascertain whether a breach has occurred and (ii) that a repurchase must be made by the sponsor or the depositor, as applicable, only if the asserted breach materially and adversely affects noteholders and is not resolved during the specified time period.

We note that the trust collateral agent or trustee may determine on its own, based on the facts set forth in a report provided by the asset representations reviewer or otherwise, that a loan-level representation or warranty has been breached and make a demand that the affected automobile loan contract be repurchased. No trustee or trust collateral agent has ever made such a demand in any of the 89 securitizations that we have sponsored under the registered AMCAR program or in any other automobile loan securitization that we are aware of and so we are not able to provide any insights into the specific circumstances in which a trustee or trust collateral agent might make this determination and provide such a notice without first receiving direction and/or indemnification from noteholders.

Dispute Resolution, page 108

9. Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

We note that the following disclosure is included on page 109: “If any repurchase demand is not resolved by the 180th day after the demand to repurchase is received, the servicer or the depositor will cause to be included in the Form 10-D that is filed with respect to the collection period during which such 180th day took place a

Folake Ayoola, Esq.

November 3, 2015

statement describing the unresolved demand.” Additionally, disclosure has been added on page 109 indicating that the status of any outstanding demands will be reported on any Form ABS 15G filings that are made pursuant to Rule 15Ga-1 of the Exchange Act. The transaction documents will not provide any additional mechanism for updating any transaction parties, including the requesting party, about the status of a requested repurchase. However, as a practical matter we would expect that if the sponsor or depositor, as applicable, received a demand to repurchase an automobile loan contract and intended not to do so (e.g., if they disagreed with the assertion that a representation or warranty had been breached, or if they determined that there was no material and adverse effect on the noteholders and therefore no obligation to effect the repurchase, or if they purported to cure the alleged breach), then they would contact the requesting party in an attempt to cause them to withdraw their request based on the conclusion reached by the sponsor or depositor that no repurchase was required.

10. We note your disclosure that “the servicer, the issuing entity, the trustee, the trust collateral agent or a noteholder” may utilize the dispute resolution provision. Please revise your disclosure to describe how investors may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a repurchase request and a referral to dispute resolution, if such process is different from the process used by noteholders through DTC.

We provide on page 109 that if a repurchase demand is not resolved by the 180th day after the demand to repurchase is first made, then either the party that originally demanded the repurchase or any noteholder may resort to the dispute resolution procedures. We also state on page 109 that the process that is used by transaction parties to initiate the dispute resolution process is “providing notice to the sponsor and the depositor within 90 days after the date on which the related Form 10-D is filed.” The additional disclosure that we have added on page 109 in response to Comment 9 states that information about any repurchase demand and the status of any repurchase demand will be disseminated through the inclusion of all required disclosure in timely-filed Forms 10-D and ABS-15G.

Noteholder Communication, page 110

11. We note your disclosure on page 1 that “the servicer or the depositor will file for the issuing entity… distribution reports on Form 10-D…” We further note your disclosure here that “[o]n receipt of a communication request, the servicer, at its own expense, will include in the Form 10-D filed in the next month…” Please revise to include the depositor as a possible filer of the Form 10-D, if true, or advise. Refer to General Instruction I.B.1(d) of Form SF-3.

We have revised the disclosure on page 111 to address this comment.

Credit Risk Retention, page 127

12. Please revise to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17

Folake Ayoola, Esq.

November 3, 2015

CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

We have inserted cross-references in the descriptions of the various forms of credit risk retention on pages 129-130 to those other sections of the prospectus that provide descriptions of the material terms that are relevant to each form of credit risk retention. We have also added additional disclosure on page 42 describing how the residual certificate qualifies as an “eligible horizontal residual interest” and on page 100 describing how the reserve account qualifies as an “eligible horizontal cash reserve account.”

13. We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that they expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The Absolute Prepayment Model, commonly referred to as “ABS,” is the standard prepayment method used in retail automobile loan contract securitizations, and measures prepayments as a monthly percentage of the initial pool balance. As a result, a constant ABS rate implies an increasing prepayment rate as a percentage of the present month’s pool balance, not a straight line.

Our historical experience shows that the ABS rate is relatively consistent over time, which can be attributed to the fact that automobile loan contracts, in contrast to other forms of consumer debt (residential mortgage loans, for example) do not experience significant voluntary prepayments as interest rates decline. There is a much lower economic benefit in refinancing an automobile loan and therefore it is not a very common practice. It is also worth noting that automobile loan contract securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to derive a fair value of transaction cash flows.

While actual ABS rates that are experienced over the life of a securitization will vary compared with the initial planning assumptions, those differences tend to be small. The actual ABS rates that are experienced will also vary from transaction to transaction due to differences in collateral characteristics; however, these differences (if they are expected to be material) can be accounted for in the initial structuring of the securitization. Despite the potential for variability in actual ABS rates across securitizations, we very rarely have found it necessary to modify the ABS rate that we assume to price our securitizations due to the consistency of our securitization structure and similar receivable characteristics across the securitization pools. Over the last 10

Folake Ayoola, Esq.

November 3, 2015

years, GM Financial has sponsored over 40 auto retail automobile loan contract securitizations under the registered AMCAR program and has consistently used ABS rates between 1.5% and 1.7% to price each of those securitizations.

For reference, the graph below reflects the pool factor based on some of the ABS rates provided in the offering document for the AMCAR 2011-3 securitization, which recently exercised its clean-up call option and is scheduled to be repaid on November 8, 2015. This includes the 1.5% speed assumed at the onset of the securitization and also the actual pool factor experienced on this securitization.

For the reasons stated above, we believe that the use of a single ABS rate to calculate the fair value of the residual interest is appropriate, and have not made any changes to the disclosure in this regard.

Folake Ayoola, Esq.

November 3, 2015

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce

Doug Johnson, Esq.

John P. Keiserman, Esq.

Annex 1

Entity	CIK	Required Filing	Date Filed

AFS SenSub Corp	0001347185	Filing under Securities Act Rules 163/433 of free writing prospectuses	11-07-2014

		Filing under Securities Act Rules 163/433 of free writing prospectuses	11-07-2014

		Prospectus [Rule 424(b)(3)]	11-10-2014

		Filing under Securities Act Rules 163/433 of free writing prospectuses	01-08-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	01-08-2015

		Prospectus [Rule 424(b)(3)]	01-09-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	04-01-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	04-01-2015

		Prospectus [Rule 424(b)(3)]	04-01-2015

		Prospectus [Rule 424(b)(5)]	04-10-2015

		Asset-backed securitizer report pursuant to Section 15G, item 2.01	07-27-2015

		Prospectus [Rule 424(b)(3)]	07-30-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	07-30-2015

		Prospectus [Rule 424(b)(3)]	08-04-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	08-04-2015

		Prospectus [Rule 424(b)(5)]	08-06-2015

		Current report, items 1.01, 8.01, and 9.01	08-06-2015

		Current report, items 8.01 and 9.01	08-07-2015

		Current report, items 8.01 and 9.01	08-13-2015

		Current report, items 1.01, 8.01, and 9.01	08-14-2015

AmeriCredit Automobile Receivables Trust 2010-1	0001482783	15-15D (Suspension of Duty To Report)	01-21-2015

AmeriCredit Automobile Receivables Trust 2010-A	0001488112	15-15D (Suspension of Duty To Report)	01-21-2015

AmeriCredit Automobile Receivables Trust 2010-2	0001491692	10-D (Periodic Report)	09-10-2014
		15-15D (Suspension of Duty To Report)	01-21-2015

AmeriCredit Automobile Receivables Trust 2010-B	0001498672	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		15-15D (Suspension of Duty To Report)	01-21-2015

AmeriCredit Automobile Receivables Trust 2010-3	0001501258	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		15-15D (Suspension of Duty To Report)	04-15-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

AmeriCredit Automobile Receivables Trust 2010-4	0001505365	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		15-15D (Suspension of Duty To Report)	03-16-2015

AmeriCredit Automobile Receivables Trust 2011-1	0001510890	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		15-15D (Suspension of Duty To Report)	07-15-2015

AmeriCredit Automobile Receivables Trust 2011-2	0001517134	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		15-15D (Suspension of Duty To Report)	08-17-2015

AmeriCredit Automobile Receivables Trust 2011-3	0001522412	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2011-4	0001529197	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2011-5	0001533218	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2012-1	0001540779	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2012-2	0001546680	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2012-3	0001552221	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2012-4	0001557356	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2012-5	0001561939	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2013-1	0001566972	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2013-2	0001573292	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2013-3	0001578821	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2013-4	0001583712	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-16-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2013-5	0001590997	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2014-1	0001602190	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2014-2	0001609714	10-D (Periodic Report)	09-10-2014
		10-D (Periodic Report)	10-10-2014

		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2014-3	0001617166	10-D (Periodic Report)	10-10-2014
		10-D (Periodic Report)	11-10-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2014-4	0001624831	Prospectus [Rule 424(b)(3)]	11-10-2014
		Filing [Trust Indenture Act]	11-12-2014

		Filing under Securities Act Rules 163/433 of free writing prospectuses	11-14-2014

		Current report, items 1.01, 8.01, and 9.01	11-17-2014

		Prospectus [Rule 424(b)(5)]	11-17-2014

		Current report, items 1.01, 8.01, and 9.01	11-20-2014

		Current report, items 8.01 and 9.01	11-20-2014

		10-D (Periodic Report)	12-10-2014

		10-D (Periodic Report)	01-12-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		Annual report [Section 13 and 15(d), not S-K Item 405]	03-31-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		[Amend]Annual report [Section 13 and 15(d), not S-K Item 405]	06-17-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2015-1	0001630372	Prospectus [Rule 424(b)(3)]	01-09-2015
		Filing under Securities Act Rules 163/433 of free writing prospectuses	01-14-2015

		Filing [Trust Indenture Act]	01-14-2015

		Prospectus [Rule 424(b)(5)]	01-16-2015

		Current report, items 1.01, 8.01, and 9.01	01-16-2015

		Current report, items 8.01 and 9.01	01-16-2015

		Current report, items 1.01, 8.01, and 9.01	01-22-2015

		Current report, items 8.01 and 9.01	01-22-2015

		10-D (Periodic Report)	02-10-2015

		10-D (Periodic Report)	03-10-2015

		10-D (Periodic Report)	04-10-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2015-2	0001638448	Prospectus [Rule 424(b)(3)]	04-01-2015
		Filing under Securities Act Rules 163/433 of free writing prospectuses	04-02-2015

		Filing [Trust Indenture Act]	04-07-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	04-09-2015

		Current report, items 8.01 and 9.01	04-10-2015

		Prospectus [Rule 424(b)(5)]	04-10-2015

		Current report, items 1.01, 8.01, and 9.01	04-10-2015

		Current report, items 1.01, 8.01, and 9.01	04-15-2015

		Current report, items 8.01 and 9.01	04-15-2015

		10-D (Periodic Report)	05-11-2015

		10-D (Periodic Report)	06-10-2015

		10-D (Periodic Report)	07-10-2015

		10-D (Periodic Report)	08-11-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015

AmeriCredit Automobile Receivables Trust 2015-3	0001649716	Prospectus [Rule 424(b)(3)]	07-30-2015
		Filing under Securities Act Rules 163/433 of free writing prospectuses	07-31-2015

		Filing [Trust Indenture Act]	08-03-2015

		Prospectus [Rule 424(b)(3)]	08-04-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	08-04-2015

		Filing under Securities Act Rules 163/433 of free writing prospectuses	08-05-2015

		Prospectus [Rule 424(b)(5)]	08-06-2015

		Current report, items 1.01, 8.01, and 9.01	08-06-2015

		Current report, items 8.01 and 9.01	08-07-2015

		Current report, items 8.01 and 9.01	08-13-2015

		Current report, items 1.01, 8.01, and 9.01	08-14-2015

		10-D (Periodic Report)	09-11-2015

		10-D (Periodic Report)	10-13-2015